SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 2, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto are a proxy statement and a proxy card in connection with Registrant's upcoming Annual General Meeting of shareholders, scheduled for May 23, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Ofer Naveh
Name:	Ofer Naveh
Title:	Chief Financial Officer

Date: May 2, 2013

R.V.B. HOLDINGS LTD.

Moshe Aviv Tower 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel

_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 23, 2013

This proxy statement is being solicited by our board of directors (the “Board of Directors”) of R.V.B. Holdings Ltd (the “Company”, “we”, “our”, “us”, and/or “RVB”) for use at our annual general meeting of shareholders to be held at the Company’s offices on May 23, 2013, at 10:00 a.m. (Israel time), or at any adjournment thereof (the “Meeting”).  The record date for determining which of our shareholders is entitled to notice of, and to vote at the Meeting is as of the close of business on April 24, 2013 (the “Record Date”). As of April 24, 2013, we had 231,685,787 of our ordinary shares, nominal value NIS 1.00 (the “Shares”) outstanding and entitled to vote (excluding dormant shares).

At the Meeting, the shareholders of the Company are being asked to consider and resolve the:

1. Approval of the Services Agreement between the Company and Inbal Natural Gas and Fertilizers Industries Ltd. (“Inbal”), pursuant to which Mr. Giora Gutman shall serve as the chief executive officer of the Company and its subsidiary, E.E.R. Environmental Energy Resources Israel Ltd. (“EER”).

2. Approval and ratification of the extension of the liability insurance policy of the Company’s directors and officers.

3. Re-election of each of Messrs. Yair Fudim and Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.

4. Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on May 21, 2013). The form of proxy card was also furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and is available to the public on the SEC’s website at http://www.sec.gov.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposal, against the proposal or may abstain from voting on the proposal. Shareholders should specify their choices on the accompanying proxy card. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above at least 48 hours prior to the Meeting; or (iii) voting in person at the Meeting, provided the withdrawal of the proxy was requested at the Meeting.

Each Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the Board of Directors may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The approval of Proposals No. 1 and 2 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposals No. 3 and 4 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at 7 Jabotinsky St., Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than May 5, 2013.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 2, 2013. This proxy statement and the accompanying proxy card are also available to the public on the SEC’s website at http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1: APPROVAL OF THE SERVICES AGREEMENT BETWEEN THE COMPANY AND INBAL, PURSUANT TO WHICH MR. GUTMAN SHALL SERVE AS THE CHIEF EXECUTIVE OFFICER OF THE COMPANY AND EER.

At the Meeting, our shareholders will be asked to approve the Services Agreement (the "Services Agreement") between the Company and Inbal, pursuant to which Mr. Giora Gutman shall serve as the chief executive officer of the Company and EER.

Pursuant to the Services Agreement, Mr. Gutman will devote 50% of his work time to serve as the chief executive officer of the Company and EER. In consideration of Mr. Gutman's services Inbal will be entitle for a total amount of NIS50,000 (plus VAT) per month, and Mr. Gutman will be entitled to reimbursement for reasonable expenses relating to his office. In addition, Mr. Gutman shall be granted options to purchase 9,000,000 ordinary shares of the Company under the Company's 2011 share option plan, with an exercise price of $0.065 per share.

The Services Agreement also provides that Mr. Gutman will be subject to the same arrangements that apply to the other office holders of the Company, relating to exculpation, indemnification and directors’ and officers’ liability insurance (for additional details with respect to directors' and officers' liability insurance, see Proposal 2 below).  The term of the Services Agreement is of three years, commencing March 18, 2013, provided that each party may terminate the Services Agreement, with or without cause, upon a ninety-day written notice to the other party.

Mr. Giora Gutman joined EER in April, 2012 as a special consultant. Mr. Gutman previously served as the chief executive officer and founder of Mekorot Development and Enterprises Ltd., a subsidiary of Israel National Water Company, a water and sewage technology and infrastructure company. He also previously served as chief executive officer of Baran Engineering and Projects Ltd., a global provider of engineering, technology and construction solutions. Prior to his work with Baran Group Ltd., Mr. Gutman was the chief executive officer and plant manager at Haifa Chemicals South Ltd., a global leading supplier of potassium nitrate for agriculture and industry. Mr. Gutman has a degree in mechanical engineering from Ben Gurion University.

Our compensation committee and board of directors approved the proposed transaction with Inbal and the appointment of Mr. Gutman as the chief executive officer of the Company and EER, based, among others, on the criteria set forth in the Israeli Companies Law, 1999 (the "Companies Law"). In their approval of the Services Agreement, the compensation committee and the board of directors:

•	expressed their content with the performance of Mr. Gutman in EER so far, and stated their opinion that his appointment as a CEO is for the benefit of the Company;

•
took into consideration the criteria set forth in the Companies Law for the approval of transactions relating to the terms of employment of a chief executive officer of an Israeli public company, including the following: (i) the CEO nominee's education, qualifications, professional experience and achievements; (ii) the CEO nominee's current position within the company, the scope of his responsibilities and previous compensation arrangements with the company; and (iii) the proportionality of such person's compensation in relation to the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company.

•	determined that the terms and conditions of the Services Agreement are reasonable and fair in light of the complexity and nature of the role of the CEO, and Mr. Gutman's professional experience; and

•	reviewed Mr. Gutman compensation pursuant to the Services Agreement against the compensation arrangement of the previous CEO of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Services Agreement between the Company and Inbal, pursuant to which Mr. Gutman shall serve as the chief executive officer of the Company and EER.”

PROPOSAL NO. 2: APPROVAL AND RATIFICATION OF AN EXTENSION OF THE LIABILITY INSURANCE POLICY OF THE COMPANY’S DIRECTORS AND OFFICERS.

On March 13, 2013, the Company’s board of directors approved, following the approval of the Company's audit and compensation committees, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2014. Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage will be for an aggregate amount of $7.5 million and the total annual premium shall be $35,800. In addition, the insurance coverage, as extended, covers events related to EER as well. It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s extension of the D&O insurance policy, which terms have been approved by the Company’s compensation committee and the Board of Directors and as presented to the shareholders, is hereby approved and ratified.”

PROPOSAL NO. 3: RE-ELECTION OF EACH OF MESSRS. YAIR FUDIM AND MOTI MENASHE AS A DIRECTOR OF THE COMPANY, AND OF MR. GEDALIAH SHELEF AS AN INDEPENDENT DIRECTOR OF THE COMPANY, TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Yair Fudim, Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting. Herein below are details on those directors currently serving on the Board of Directors, and standing for reelection:

Mr. Yair Fudim is serving as a director of our Company since March 2011 and as the chairman of the board since February 28, 2013. Mr. Fudim served as Chief Executive Officer of Leader Holdings & Investments Ltd. since April 1991 until April 2013, as Chief Executive Officer of Greenstone Industries Ltd. since February 2010 until March 21, 2013 and as the chairman of Greenstone Industries Ltd. since March 21, 2013. Mr. Fudim is serving as chairman of the board of directors of Leader Capital Markets Ltd., and is a member of the board of directors of the following companies, among others: Zmiha Investment House Ltd, Yelin Lapidot Holdings ltd.   Leader Hanpakot (1993) Ltd., Leader Financial Analysis (1999) Ltd., Leader Trust Company Ltd., Leader & Co Investment House Ltd., Leader & Co Finance (2001) Ltd., Leader & Co Capital Ltd., Leader Financial Assets Management (2005) Ltd., Leader & Co Asset Management Ltd., Leader Resources Ltd., Leader Resources Trustees Ltd., Leader Real Estate (2006) Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd., Yariv Assets and Holdings (1980) Ltd., Zimmcor Alubin (1973) Ltd., RonRom Consulting Services Ltd. Mr. Fudim holds a B.A. in Economics and an MBA from the Hebrew University of Jerusalem.

Mr. Moti Menashe is serving as a director of our Company since March 2013 and as the chairman of the Board of Directors since the end of February 2013. He has served as a projects manager at Upswing Capital Ltd. since 2006. He serves in a number of capacities as an officer for companies controlled by Upwing Capital Ltd., including Zmiha Investment House Ltd. (Chief Executive Officer); Intercolony Investments Ltd. (Chief Executive Officer and Director); Yaad Industrial Representation Ltd. (Director of Business Development and Director); Ultra Equity Investments Ltd. (Director); and Greenstone Industries Ltd. (Director).

Mr. Gedaliah Shelef is serving as a director of our Company since March 2011 and was classified by the Company as an independent director on January 2012. Mr. Shelef has served as executive director of Environmental System Ltd. since 1991. Mr. Shelef has served as a professor emeritus of the Technion-Israel Institute of Technology (the "Technion") since 2004. From 1968 to 1971 Mr. Shelef served as Chief Sanitary Engineer and Head of the Division of Environmental Health of the Ministry of Health, Israel. From 1990 to 1992 Mr. Shelef served as a member of the advisory committee of the U.S. Environmental Protection Agency. From 1981 to 2004 Mr. Shelef served as head of the Environmental Laboratory and Research Group at the Technion. From 1972 to 1992 Mr. Shelef served as a member of the board of director or the board of governors of the following companies and institutes, among others: National Building Research Institute (1988-1990) and Tahal Consulting Engineers Ltd. (1989-1993), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), Transportation Research Institute of the Technion and the Ministry of Transportation (1985-1990), Technion (1983-1985), International Association of Water Pollution Research (1976-1980), Israel Oceanographic and Limnological Research Company Ltd (1971-1976). Mr. Shelef holds a Ph.D. in Hydraulics and Sanitary Engineering from the University of California, Berkley (1968).

Each of the director nominees has certified to the Company that he complies with all requirements under the Companies Law for serving as a director. In addition, Mr. Shelef has certified to the Company that he complies with all requirements under the Companies Law for serving as an independent director. Such certifications will be available for inspection at the Meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Messrs. Yair Fudim, Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.”

PROPOSAL NO. 4: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A MEMBER OF DELOITTE TOUCHE TOHMATSU, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent auditors and have the power to authorize the Board of Directors to determine the independent auditors' remuneration.

Following the recommendation by the Company’s Audit Committee and the Board, it is proposed that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, be re-appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

Brightman Almagor Zohar & Co. billed the Company approximately $40 thousand for audit services for the fiscal year 2012, consisting of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements, and services provided in connection with statutory and regulatory filings or engagements.

Our amended and restated articles of association provide that our Board of Directors shall determine the terms of service of the Company's independent auditor, including undertakings or payments to the independent auditor.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and other reports with, and furnishes other information to the SEC. You may read and copy any reports, statements or other information we file or furnish at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, DC. 20549, at the SEC’s prescribed rates. Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room. The address of this website is http://www.sec.gov.

The Company is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in Rule 405 under the Securities Act of 1933, as amended. As a result, it files annual reports pursuant to Section 13 of the Exchange Act on Form 20-F and furnishes reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Exchange Act regarding foreign private issuers, the proxy solicitations of the Company are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in its equity securities by their officers and directors are exempt from Section 16 of the Exchange Act.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

R.V.B. HOLDINGS LTD.

May 23, 2013

Please sign, date and mail
your proxy card in the
envelope provided as soon as possible.

ˆPlease detach along perforated line and mail in the envelope provided. ˆ

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

		FOR	AGAINST	ABSTAIN
1.
Approval of the Services Agreement between the Company and Inbal Natural Gas and Fertilizers Industries Ltd., pursuant to which Mr. Giora Gutman shall serve as the chief executive officer of the R.V.B. Holdings Ltd. (the "Company") and its subsidiary, E.E.R. Environmental Energy Resources Israel Ltd.
		☐	☐	☐
		YES	NO
	Do you have a personal interest in the transactions underlying Proposal 1? (Please note: If you do not mark either Yes or No, your shares may not be voted for Proposal 1)	☐	☐
		FOR	AGAINST	ABSTAIN
2.	Approval and ratification of an extension of the liability insurance policy of the Company’s directors and officers.	☐	☐	☐
		YES	NO
	Do you have a personal interest in the transactions underlying Proposal 2? (Please note: If you do not mark either Yes or No, your shares may not be voted for Proposal 2)	☐	☐
		FOR	AGAINST	ABSTAIN
3.
Re-election of each of Messrs. Yair Fudim and Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
4.
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.
		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

R.V.B. HOLDINGS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 23, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of R.V.B. Holdings Ltd. (the “Company”), do hereby nominate, constitute and appoint Yair Fudim, Giora Gutman, Ofer Naveh, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 1.00 per share, of the Company, held in my name on its books as of April 24, 2013 at the Annual General Meeting of Shareholders to be held on May 23, 2012 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will be voted "FOR" Proposals 3 and 4 and "FOR" Proposals 1 and 2 if "personal interest" is properly indicated on the reverse side by the undersigned shareholder.  Should  any  other  matter requiring  a  vote  of  the  shareholders  arise,  the  proxies  named  above  are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)